TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

ESPERANZA RESOURCES CORP. IS THE NEW NAME

Vancouver, B.C., July 19, 2010: Formerly known as Esperanza Silver Corporation (EPZ), the Company announces that it has changed its name to better reflect the commodity profile of its property portfolio. Effective immediately it will be known as Esperanza Resources Corporation. The Company’s website address has also been changed to www.epzresources.com.

Bill Pincus, President and CEO, commenting on the name change, said, “Although our initial focus was silver our primary projects are both gold-rich. The name change is a more accurate portrayal of our standing today. We will continue our focus on gold and silver exploration and development. We will also continue to trade under our current ticker symbol of EPZ on the Toronto Venture Exchange.”

About Esperanza

Esperanza is a gold and silver company focused on advancing the development of its two principal properties: the 100%-owned Cerro Jumil gold project in Morelos State, Mexico and the San Luis gold and silver joint venture in Peru. It also holds an extensive portfolio of exploration properties in Mexico and Peru.

SAFE HARBOR:  Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U. S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

For further information, contact:

Esperanza Resources Corp.
Bill Pincus, President and CEO Toll free: (866) 890 5509 info@epzresources.com www.epzresources.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada

accepts responsibility for the adequacy or accuracy of this release.